

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 10, 2016

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, Nevada 89121

> **Re:** **Music of Your Life, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2016**
> **File No. 333-208888**

Dear Mr. Angell:

We have reviewed your amended registration statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please revise your signature page to identify your principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to Signatures on Form S-1.

Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: John D. Thomas, Esq.
        John D. Thomas, P.C.